02 JUN -7 AM 11:21

ThoughtShare Communications Inc.

May 24, 2002

02034744

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated May 3, 2002;
2. BC Form 53-901F dated May 3, 2002; and
3. BC Form 45-102F dated May 8, 2002.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

dlw 6/11

www.thoughtshare.com

400 - 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Vancouver, BC (May 3, 2002) – ThoughtShare Communications Inc. today reported that it has completed its private placement of units which resulted in gross proceeds of $230,000. A total of 1,352,941 shares and 676,470 share purchase warrants, exercisable for a further share of the Company at $0.30 until October 22, 2002, have been issued. The shares and any shares issued upon exercise of the warrants are subject to a 4 month hold period.

The Company has also completed the conversion of its debt owed to The British Columbia Advanced Systems Foundation ("ASI") as announced on March 13, 2002. Accordingly, the Company has issued 941,176 shares to ASI in full settlement of its debt. These shares will become free trading on August 4, 2002.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information quickly and easily. The Company's flagship product, Thoughtscape, enables people to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary.

Thoughtscape allows knowledge-based organizations — such as educational institutions, biotechnology corporations, and general business enterprises — to maximize their information investment by offering a better way to work with a mass of unstructured knowledge. That ability increases the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the TSX Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

May 3, 2002

3. **Press Release**

Issued on May 3, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has closed its private placement of units and has completed the conversion of its debt owed to The British Columbia Advanced Systems Foundation.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of May, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary

82-2442.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

1. ThoughtShare Communications Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 22, 2002 of 588,235 common shares and 294,118 share purchase warrants of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 8th day of May, 2002.

THOUGHTSHARE COMMUNICATIONS INC.

By: "Marilyn Wong"
Marilyn Wong, Corporate Secretary